Garett Sleichter Direct Dial: (714) 641-3495 E-mail: gsleichter@rutan.com

March 27, 2014

VIA FEDEX AND
EDGAR CORRESPONDENCE

Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Sara Creek Gold Corp. Form 10-K for the Fiscal Year ended August 31, 2013 Filed November 29, 2013 Form 10-Q for the Fiscal Quarter ended November 30, 2013 Filed January 13, 2014 File No. 0-52892

Dear Mr. Hiller:

On behalf of Sara Creek Gold Corp. (the “Company”), we hereby acknowledge receipt of your letter dated March 14, 2014 relating to the Company and the filings referenced in the subject line of this letter (the “Subject Filings”).  The Company anticipates providing the information requested in your letter (as well as providing proposed amendments to the Subject Filings for your supplemental review) on or before April 14, 2014.

We appreciate the Staff’s assistance in this matter.  If you have any questions, please feel free to contact me by phone at (714) 641-3495 or by e-mail at gsleichter@rutan.com.

Very truly yours, RUTAN & TUCKER, LLP /s/ Garett Sleichter Garett Sleichter

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